McLaughlin & Stern, llp

steven w. schuster Partner Direct Phone: (212) 448-6216 Direct Fax: 1(800) 203-1556 E–Mail: sschuster@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066	Millbrook Office Franklin Avenue P.O. Box 1369 Millbrook, New York 12545 (845) 677–5700 Fax (845) 677–0097

April 5, 2012

BY MAIL AND EDGAR TRANSMISSION

Mr. Jim Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	China YCT International Group, Inc.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed September 9, 2011

File No. 000-53600

Dear Mr. Rosenberg:

On behalf of our client, China YCT International Group, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 22, 2012, with respect to the Company’s Annual Report on Form 10K for the fiscal year ended March 31, 2011 filed on September 9, 2011 (File No. 000-53600) (the “10K”). References to page numbers in our responses refer to page numbers in the 10K. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

1.            Please note that the firm-based literature you refer to in your response to comment 2 is not authoritative accounting guidance. Furthermore, the section you refer to in the article applies to forward or futures contracts that require an entity to repurchase its own shares without any contingency. Since you will only be required to repurchase your shares if you do not meet specified conditions, it appears that the repurchase was not a certain future event as of the date of the October amendment. Accordingly, it appears that your contingent obligation to repurchase your shares is more akin to a written put option. Since you did not receive any monetary consideration for the contingent obligation, it appears that the offsetting debit at the inception date should be recorded to expense. Please confirm our understanding or provide us the authoritative literature you rely upon to support your classification as equity.

Answer:

We agree with the Staff’s position that the contingent obligation to repurchase our shares is more akin to a written put option instead of a forward contract. And, we also follow the Staff’s guidance that book the offsetting debit of the contingent obligation to expense at the inception date.

2.            In your response to comment 2 you indicate that you recorded a $23,391,902 liability at December 31, 2011 under ASC 480-10-25-8 for your obligation to repurchase your shares under your October 21, 2011 amendment. It appears that this liability is the same liability recorded at March 31, 2011, June 30, 2011 and September 30, 2011 that you previously attributed to the two contingencies to issue additional shares of common stock for the acquisition of the patent. You previously represented to us in your February 2, 2010 response to comment 2 of our January 13, 2012 letter that these two contingencies should only be recorded when the contingencies are resolved or such resolution becomes probable. For your liability under ASC 480-10-25-8 to repurchase your common stock, please tell us the fair value of the obligation on October 21, 2011 and December 31, 2011. In your response, please tell us for each date the number of potential shares you would need to repurchase, the fair value per share and the probability weighting you assigned to the final contingency not being met triggering your obligation to repurchase those shares.

Answers:

We agree that the contingent liability in the amount of $23,391,902 recorded on March 31, 2011 and forward is different from the company’s obligation, under ASC 480-10-25-8, to repurchase its shares according to the company’s October 21, 2011 amended agreement. By December 31, 2011, the company had not been certain if the obligation needed to be recorded under the ASC 480-10-25-8, we therefore attempted to indicate that there was a recorded contingent liability on our financial statements.

•	Because $23,391,902 of liability is an obligation to issue additional shares to Dr. Liu upon the occurrence of certain predetermined events, the liability should only be recognized when the contingencies are resolved. On September 9, 2011, the Company’s stock was successfully listed on OTCQB which meant the first contingency was resolved. Therefore, the liability to issue 11,063,968 shares of common stocks should have been recorded for the quarter ended September 30, 2011 and forward. However, the second contingency hasn’t been resolved, so the liability to issue 20,546,711 shares should not have been recognized by December 31, 2011.

•	For the liability under ASC 480-10-25-8 to repurchase the company’s common shares, the fair value of the obligation on October 21, 2011 and December 31, 2011 are determined as follows:

The fair value of the obligation on October 21, 2011 should be the market price of the shares that the company is obligated to repurchase if the financing is failing and weighted by the probability of the Company failing to meet the financing target of $20,000,000 or achieving the listing on NASDAQ or a major foreign stock exchange. On October 21, 2011 and December 31, 2011, the company had issued and was obligated to issue 55,318,920 common shares to Dr. Liu. Therefore, the number of potential shares we would need to repurchase was 55,318,920 on both dates.

Per ASC 820-10-20 “Readily Determinable Fair Value”, “ The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by Pink Sheets LLC. Restricted stock meets that definition if the restriction terminates within one year. ”

Because the sales price of the company’s common stock shares was currently available in the over-the-counter market, the fair value of the company’s stock is readily determinable and is the sales price of the stock on October 21, 2011 and December 31, 2011. Because the company’s common stock was not traded on October 21, 2011 and December 31, 2011, the closest quotations were the prices on October 23, 2011, which was $0.40/per share, and December 22, which was $0.40/per share as well. Therefore, the fair values per share for both dates were $0.40.

Because the company was working with a placement agent who was performing due diligence in anticipation of an offering to investors for the company and the company’s investment director came to the United States to discuss financing opportunities and other alternative options with the placement agent, the Company determined that on October 21, 2011 and December 31, 2011, the chance that the final contingency would not be met, thereby triggering our obligation to repurchase those shares, was around 15%. Thus, the probability weighting that we assigned to the final contingency not being met and thereby triggering our obligation to repurchase those shares was 15% for both dates.

Therefore, the fair value of the obligation at October 21, 2011 and December 31, 2011 is calculated as followed:

$3,319,135 = 55,318,920 x $0.40/per share x 15%

3.            Please provide us disclosure you intend to provide under ASC 250-10-50-7, in light of the restatements you must make to your March 31, 2011 Form 10-K and your Forms 10-Q for June 30, 2011, September 30, 2011 and December 31, 2011. In addition, please tell us when you plan to file Item 4.02 under Form 8-K.

(1)	Per ASC 250-10-50-7, “Correction of an Error in Previously Issued Financial Statements”, “When financial statements are restated to correct an error, the entity shall disclose that its previously issued financial statements have been restated, along with a description of the nature of the error. The entity also shall disclose both of the following:

a.             The effect of the correction on each financial statement line item and any per-share amounts affected for each prior period presented;

b.            The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented. ”

(i)	Our previously issued financial statements for the year ended March 31, 2011,and for the quarters ended June 30, 2011, September 31, 2011, and December 31, 2011 have been restated. On February 28, 2011, we acquired a US patent which was accounted for as an acquisition of an asset. However, we recognized the contingent considerations which would be accounted for under the acquisition of a business. Therefore, we overstated the fair value of the patent. We restated our financial statements to correct this error.

(ii)	The effects of the correction on each financial statement line item and per share amounts affected for each prior period are as follows:

	Increase ( Decrease)

	Year Ended	Quarter Ended

	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
Balance Sheet Items:
Intangible Assets, net	(23,195,331)	(22,605,620)	(19,267,909)	(18,751,804)
Contingent liability	(23,391,902)	(23,391,902)	(20,625,910)	(20,625,910)
Derivative Liability	-	-	-	3,319,135

Tax liability	147,428	442,284	124,937	(711,753)

Income Statement Item:

G&A Expense: Amortization Expense	(196,571)	(589,712)	(571,719)	(472,123)
Other Expense: Derivative liability	-	-	-	3,319,135
Tax Expense	49,143	147,428	124,937	(711,753)

(ii)	The cumulative effect of the change on retained earnings or other appropriate components of equity or net assets in the statement of financial position, as of the beginning of the earliest period presented.

	Increase (Decrease)

	As of		As of
	March 31, 2011	June 30, 2011	September 31, 2011	December 31, 2011
Net Assets	(23,195,331)	(22,605,620)	(19,267,909)	(18,751,804)
Retained Earnings	147,428	589,712	1,036,494	(1,098,765)

(2)	We expect to file the 8-K with respect to Item 4.02, Non-Reliance on Previously Issued Financial Statements during the week of April 9.

As per our auditor’s and our conference call with the Staff, attached please find a copy of our draft revisions to the financial statements for the year ended March 31, 2011, and the quarters ended June 30, September 30 and December 31, 2011, for the Staff’s confirmation before we decide to file the amended periodic reports.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Very truly yours,

/s/ Steven Schuster

Steven W. Schuster

Summary of Adjustment Journal Entries

Brief Description of Journal Entries	Journal Entry	Amount	Affected Periods

Derecognize the value of the US patent for the	Dr. Contingent Liabilities	23,391,902	Mar 31 2011, Q1-Q3
contingent considerations: 31,610,679 shares x $0.74/per share	Cr. Intangible Asset - US Patent	23,391,902

Adjust amortization expense and accumulated	Dr. Accumulated amortization	196,571	Mar 31 2011, Q1-Q3
amortization for the overstated value of the patent	Cr. Amortization Expense	196,571

Record the increase in the tax expense and tax	Dr. Tax Expense	49,143	Mar 31 2011, Q1-Q3
liability for tax impact due to the lower amortization expense	Cr. Tax Liability	49,143

Adjust amortization expense and accumulated	Dr. Accumulated amortization	589,712	Q1
amortization for the overstated value of the patent for the quarter ended June 30, 2011	Cr. Amortization Expense	589,712

Record the increase in the tax expense and tax	Dr. Tax Expense	147,428	Q1
liability for tax impact due to the lower amortization expense for the quarter ended June 30, 2011	Cr. Tax Liability	147,428

Recognize additional consideration paid to Dr. Liu	Dr. Intangible Asset - US Patent	2,765,992	Q2
by accruing the liability to issue 11M to Dr. Liu upon the listing of company's stock over OTCQB on 9/9/2011 (11,063,968 x $0.25/per share on 9/19/2011; 9/9/2011 no trading price)	Cr. Liability	2,765,992

Record the net decrease in the amortization expense and accumulated amortization (net of decreased	Dr. Accumulated amortization	571,719	Q2
amortization due to the derecognized value of the US patent on March 31, 2011 and increased amortization due to an additionally recognized value of the patent on September 9, 2011).	Cr. Amortization Expense	571,719

Recording the net decrease in the tax expense and liability due to the lower amortization expense caused by the adjusted lower value of the patent and the increased tax expense and liability due to the	Dr. Tax Expense	124,937	Q2
higher amortization expense caused by the recorded additional value of the patent upon the issuing 11M shares to Dr. Liu, for the quarter ended September 30, 2011	Cr. Tax Liability	124,937

Accrue a derivative liability occurred since Oct 21, 2011 due to the amended contract term which subjects the Company to be obligated to repurchase the issued shares if the predetermined financing target is not met. The outstanding shares included initially	Dr. Other Expense	3,319,135	Q3
issued 44M shares and the additional 11M shares to be issued to Dr. Liu. (The calculation of the derivative liability: 3,319,135=55,318,920 x $0.40 x 15%)	Cr. Derivative Liability	3,319,135

Record the net decrease in the amortization expense and accumulated amortization for the quarter	Dr. Accumulated amortization	472,123	Q3
ended September 31, 2011	Cr. Amortization Expense	472,123

Record the net decrease in the tax expense and liability.	Dr. Tax Payable	711,753	Q3
	Cr. Tax Expense	711,753

China YCT International Group, Inc.

Consolidated Financial Statements

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED BALANCE SHEET

		UNIT: USD$
	Years Ended March 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalent	$6,046,804	$11,911,933
Prepaid accounts	15,602,258	91,962
Inventory	59,183	324,855
Total current assets	21,708,245	12,328,750
Plant, property and equipment, net	9,629,558	5,033,596
Construction in progress	211,189	4,627,665
Intangible assets, net	40,560,015	8,093,111
Total assets	72,109,007	30,083,122

Liabilities and Stockholders’ Equity (Deficit)
Liabilities:
Current liabilities:
Accounts payable	0	2,299,928
Tax payable	1,683,944	1,204,097
Other payable	229,561	267,182
Total current liabilities	1,913,505	3,771,207
Contingency	0	0
Total liabilities	1,913,505	3,771,207

Stockholders’ equity
Preferred stock, par value $500.00 per share; 45 shares authorized and issued at September 30, 2010 and March 31, 2010	22,500	22,500
Common stock, par value $0.001 per share; 100,000,000 shares authorized, 29,461,304 shares issued and oustanding at March 31, 2010; and 73,731,361 shares issued and oustanding at March 31, 2011.	73,758	29,461
Additional paid-in capital	36,868,554	4,138,480
Statutory reserve	956,633	956,633
Retained earnings	30,232,764	20,012,077
Accumulated other comprehensive income	2,041,293	1,152,764
Total stockholders’ equity	70,195,502	26,311,915
Total liabilities and stockholders’ equity	$72,109,007	$30,083,122

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED INCOME STATEMENT

		UNIT: USD$
	FOR THE YEARS ENDED MARCH 31,
	2011	2010

Sales Revenue	$33,465,334	$32,012,404
Cost of Goods Sold	16,181,183	14,201,533
Gross Profit	17,284,151	17,810,871

Selling Expenses	2,649,477	3,570,477
G&A Expense	752,026	1,269,668
R&D Expenses	280,385	322,270
Total expense	3,681,888	5,162,415
Income from operation	13,602,263	12,648,456
Interest Income (Expense)	22,769	-
Other income (Expense)		21,345
Profit before tax	13,625,032	12,669,801
Income tax	3,410,265	3,216,742

Net income	10,214,768	9,453,059
Other comprehensive income
Foreign currency translation adjustment	1,329,603	22,188
Comprehensive income	$11,544,371	$9,475,247

Basic and diluted income per common share
Basic and Diluted	0.32	0.32

Weighted average number of common shares outstanding
Basic and Diluted	35,762,801	29,425,695

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER EQUITY

									UNIT: USD$
CHINA YCT	Preferred Stock				Additional
INTERNATIONAL GROUP,	Series A		Common shares		paid in	Statutory	Accumulated	Retained
INC.	Shares	Amount	Shares	Amount	Capital	Reserve	OCI	Earnings	Total
Balance - March 31, 2009	45	22,500	29,380,073	29,380	4,063,039		1,130,576	11,515,651	16,761,146

Issuance of common shares to independent directors			81,231	81	75,441				75,522
Net income for the year								9,453,059	9,453,059
Statutory reserve						956,633		(956,633)	-
Foreign currency translation adjustment							22,188		22,188

Balance - March 31, 2010	45	22,500	29,461,304	29,461	4,138,480	956,633	1,152,764	20,012,077	26,311,915
Issuance of common shares to independent directors			41,997	42	25,664				25,706
Issuance of common shares for the owner of an acquired patent			44,255,087	44,255	32,704,410				32,748,665
Net income for the year								10,214,768	10,214,768
Adjustment to Retained Earnings								5,919	5,919
Foreign currency translation adjustment							888,529		888,529

Balance - March 31, 2011	45	$22,500	73,758,388	$73,758	$36,868,554	$956,633	$2,041,293	$30,232,764	$70,195,502

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

		UNIT: USD$
	YEAR ENDED MARCH 31,
	2011	2010
Cash Flows From Operating Activities:
Net income	$10,214,768	$9,453,059
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	848,531	262,452
Issue of common shares as compensation	19,760	75,522
Changes in operating assets and liabilities:
Inventory	265,672	(316,508)
Advance to suppliers		(91,962)
Other receivable from related parties		2,075,549
Accounts payable	(2,299,928)	1,843,360
Taxes payable	479,847	718,659
Accrued expenses and other payables	(37,621)	77,292

Net cash provided by (used in) operating activities	9,491,029	14,097,423

Cash flows from investing activities:
Addition to plant and equipment	(5,217,486)	(5,523,378)
Reduction of construction in progress	4,416,476
Investment in Intagible Assets	7,870	(6,738,643)
Prepayment for acquisition of patent	(15,602,258)

Net cash provided by (used in) investing activities	(16,395,398)	(12,262,021)

Effect of exchange rate changes on cash and cash equivalents	1,039,240	28,151

Net increase (decrease) in cash and cash equivalents	(5,865,129)	1,863,553

Cash and cash equivalents at beginning of period	11,911,933	10,048,380

Cash and cash equivalents at ending of period	$6,046,804	$11,911,933

Supplemental disclosures of cash flow information:
Cash paid during the periods for:
Interest	$1,004.18	-
Income taxes	$2,956,202	$2,668,826
Non-cash investing activities:
Stock issued for acquisition of patent	$32,748,664	$-
Non-cash financing activities:
Stock issued for services	$41,997	$45,000

CHINA YCT INTERNATIONAL GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

	UNIT: USD$
	June 30, 2011	March 31, 2011
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalent	$16,316,460	$6,046,804
Prepaid accounts	5,551,348	15,602,258
Inventory	1,635,250	59,183
Total current assets	23,503,059	21,708,245
Plant, property and equipment, net	9,677,789	9,629,558
Construction in progress	213,956	211,189
Intangible assets, net	39,531,385	40,560,015
Total assets	72,926,189	72,109,007

Liabilities and Stockholders’ Equity (Deficit)
Liabilities:
Current liabilities:
Accounts payable	209,871	0
Tax payable	951,218	1,683,944
Other payable	113,937	229,561
Total current liabiliites	1,275,025	1,913,505
Contingency	0	0
Total liabilities	1,275,025	1,913,505

Stockholders’ Equity
Preferred stock, par value $500.00 per share; 45 shares authorized and issued at September 30, 2010 and March 31, 2010	22,500	22,500
Common stock, par value $0.001 per share; 100,000,000 shares authorized; 73,780,610 and 73,758,388 shares issued and outstanding at June 30, 2011 and March 31, 2011, respectively	73,780	73,758
Additional paid-in capital	36,879,643	36,868,554
Statutory reserve	956,633	956,633
Retained earnings	31,457,806	30,232,764
Accumulated other comprehensive income	2,260,801	2,041,293
Total stockholders’ equity	71,651,163	70,195,502
Total liabilities and stockholders’ equity	$72,926,189	$72,109,007

CHINA YCT INTERNATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	UNIT: USD$
	FOR THE THREE MONTHS ENDED
	June 30, 2011	June 30, 2010
Sales Revenue	$7,944,264	$5,661,519
Cost of Goods Sold	3,582,345	3,061,321
Gross Profit	4,361,919	2,600,198

Selling Expenses	1,179,552	502,713
G&A Expense	907,564	294,536
R&D Expenses	193,518	60,338
Total expense	2,280,634	857,587
Income from operation	2,081,285	1,742,611
Interest income (Expense)	-41	-
Other income (Expense)	68,215	-
Profit before tax	2,149,459	1,742,611
Income tax	913,306	459,298

Net income	1,236,153	1,283,313
Other comprehensive income
Foreign currency translation adjustment	219,508	144,853
Compenhensive income	$1,455,661	$1,428,166

Basic and diluted income per common share
Basic and Diluted	0.02	0.04

Weighted average number of common shares outstanding
Basic and Diluted	73,731,361	29,471,503

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER EQUITY

									UNIT: USD$
CHINA YCT INTERNATIONAL	Preferred Stock				Additional
GROUP, INC.	Series A		Common shares		paid	Statutory	Accumulated	Retained
	Shares	Amount	Shares	Amount	in capital	Reserve	OCI	Earnings	Total

Balance - March 31, 2010	45	22,500	29,461,304	29,461	4,138,480	956,633	1,152,764	20,012,077	26,311,915
Issuance of common shares to independent directors			41,997	42	25,664				25,706
Issuance of common shares for the owner of an acquired patent			44,255,087	44,255	32,704,410				32,748,665
Net income for the year								10,214,768	10,214,768
Adjustment to Retained Earnings								5,919	5,919
Foreign currency translation adjustment							888,529		888,529

Balance - March 31, 2011	45	$22,500	73,758,388	$73,758	$36,868,554	$956,633	$2,041,293	$30,232,764	$70,195,502
Net income for the quarter								1,236,153	1,236,153
Issuance of common shares to independent directors			22,222	22	11,089				11,111
Adjustment to Retained Earnings								(11,111)	(11,111)
Foreign currency translation adjustment							219,508		219,508
Balance - June 30, 2011	45	$22,500	73,780,610	$73,780	$36,879,643	$956,633	$2,260,801	$31,457,806	$71,651,163

CHINA YCT INTERNATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited)

	UNIT: USD$
	THREE MONTHS ENDED
	June 30, 2011	June 30, 2010
Cash Flows From Operating Activities:
Net income	$1,236,153	$1,283,313
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	635,294	147,414
Issue of common shares as compensation		19,760
Changes in operating assets and liabilities:
Inventory	(1,576,067)	71,837
Accounts payable	209,871	(2,299,928)
Taxes payable	(292,570)	(478,039)
Accrued expenses and other payables	(115,624)	42,292

Net cash provided by (used in) operating activities	97,056	(1,213,351)

Cash flows from investing activities:
Addition to plant and equipment	(77,596)	(52,618)
Prepayment to a third party verndor for acquisition of patent	10,030,688	(7,355,192)

Net cash provided by (used in) investing activities	9,953,092	(7,407,810)

Effect of exchange rate changes on cash and cash equivalents	219,508	101,975

Net increase (decrease) in cash and cash equivalents	10,269,655	(8,519,186)

Cash and cash equivalents at beginning of period	6,046,804	11,911,933

Cash and cash equivalents at ending of period	$16,316,460	$3,392,747

Supplemental disclosures of cash flow information:
Cash paid during the periods for:
Interest	81	0
Income taxes	$1,936,972	$1,231,593
Non-cash financing activities:
Stock issued for services	22,222	14,970

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED BALANCE SHEET

	September 30, 2011 (Unaudited)	UNIT: USD$ March 31, 2011 Audited
Assets
Current assets:
Cash and cash equivalent	$19,697,004	$6,046,804
Prepaid accounts	5,653,292	15,602,258
Inventory	1,804,397	59,183
Total current assets	27,154,694	21,708,245
Plant, property and equipment, net	9,800,061	9,629,558
Construction in progress	217,885	211,189
Intangible assets, net	41,557,121	40,560,015
Total assets	78,729,760	72,109,007

Liabilities and Stockholders’ Equity (Deficit)
Liabilities:
Current liabilities:
Tax payable	1,471,382	1,683,944
Other payable	116,029	229,561
Total current liabiliites	1,587,411	1,913,505
Contingent Liability	2,765,992	0
Total liabilities	4,353,403	1,913,505
Stockholders’ Equity
Preferred stock, par value $500.00 per share; 45 shares authorized and issued at September 30, 2010 and March 31, 2010	22,500	22,500
Common stock, par value $0.001 per share; 73,780,610 and 73,731,361 shares authorized and issued at September 30, 2011 and March 31, 2011, respectively.	73,780	73,758
Additional paid-in capital	36,879,643	36,868,554
Statutory reserve	956,633	956,633
Retained earnings	33,766,821	30,232,764
Accumulated other comprehensive income	2,676,980	2,041,293
Total stockholders’ equity	74,376,357	70,195,502
Total liabilities and stockholders’ equity	$78,729,760	$72,109,007

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Sales Revenue	$8,421,007	$5,752,798	$16,365,271	$11,414,317
Cost of Goods Sold	3,599,224	3,114,136	7,181,569	6,175,456
Gross Profit	4,821,783	2,638,662	9,183,702	5,238,861
Selling Expenses	612,003	430,682	1,791,555	933,395
G&A Expense	1,030,741	288,304	1,938,305	502,914
R&D Expenses	200,303	61,651	393,821	121,989
Total expense	1,843,048	780,637	4,123,682	1,558,298
Income from operation	2,978,735	1,858,025	5,060,020	3,680,563
Interest income (Expense)	75,961	-	144,135	-
Profit before tax	3,054,696	1,858,025	5,204,155	3,680,563
Income tax	745,681	484,502	1,658,987	943,800

Net income	2,309,015	1,373,523	3,545,168	2,736,763
Other comprehensive income
Foreign currency translation adjustment	416,179	391,336	635,687	536,189
Comprehensive income	$2,725,194	$1,764,859	$4,180,855	$3,272,952
Basic and diluted income per common share
Basic and Diluted	$0.03	$0.05	$0.05	$0.09
Weighted average number of common shares outstanding
Basic and Diluted	73,780,610	29,471,503	73,780,610	29,473,902

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER EQUITY

									UNIT: USD$
	Preferred Stock Series A		Common shares		Additional paid in	Statutory	Accumulated	Retained
	Shares	Amount	Shares	Amount	capital	Reserve	OCI	Earnings	Total
Balance - March 31, 2011	45	22,500	73,758,388	73,758	36,868,554	956,633	2,041,293	30,232,764	70,195,502
Issuance of common shares to independent directors			22,222	22	11,089				11,111
Adjustment to net income								(11,111)	(11,111)
Net income for the quarter								1,236,153	1,236,153
Foreign currency translation adjustment							219,508		219,508
Balance - June 30, 2011	45	$22,500	73,780,610	$73,780	$36,879,643	$956,633	$2,260,801	$31,457,806	$71,651,163
Net income for the quarter								2,309,015	2,309,015
Foreign currency translation adjustment							416,179		416,179
Balance - September 30, 2011	45	$22,500	73,780,610	$73,780	$36,879,643	$956,633	$2,676,980	$33,766,821	$74,376,357

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited)

		UNIT: USD$
	SIX MONTH ENDED
	September 30, 2011	September 30, 2010
Cash Flows From Operating Activities:
Net income	$3,545,168	$2,683,871
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,238,513	304,005
Issue of common shares as compensation	-	19,760
Changes in operating assets and liabilities:
Inventory	(1,745,214)	287,192
Accounts payable		(2,299,928)
Taxes payable	(212,562)	(183,003)
Accrued expenses and other payables	(113,352)	42,668

Net cash provided by (used in) operating activities	3,712,553	854,565
Cash flows from investing activities:
Addition to plant and equipment	-	(188,590)
Prepayment to a third party verndor for acquisition of patent	9,948,966	(7,437,187)
Net cash provided by (used in) investing activities	9,948,966	(7,625,777)
Effect of exchange rate changes on cash and cash equivalents	(11,319)	435,404
Net increase (decrease) in cash and cash equivalents	13,650,200	(6,335,808)
Cash and cash equivalents at beginning of period	6,046,804	11,911,933
Cash and cash equivalents at ending of period	19,697,004	5,576,125
Supplemental disclosures of cash flow information:
Cash paid during the periods for:
Income taxes	$1,355,915	$1,697,382

CHINA YCT INTERNATIONAL GROUP, INC.

CONDENSED CONSOLIDATED BALANCE SHEET

		UNIT: USD$
	December 31, 2011	March 31, 2011
	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalent	$18,443,850	$6,046,804
Prepaid accounts	67,627	15,602,258
Inventory	2,483,981	59,183
Other receivable from related parties	-	-
Total current assets	20,995,458	21,708,245
Plant, property and equipment, net	9,784,841	9,629,558
Construction in progress	219,752	211,189
Intangible assets, net	51,765,878	40,560,015
Total assets	82,765,929	72,109,007

Liabilities and Stockholders’ Equity (Deficit)
Liabilities:
Current liabilities:
Accounts payable	-	-
Tax payable	944,076	1,683,944
Other payable	1,753,911	229,561
Total current liabilities	2,697,987	1,913,505

Contingency	2,765,992	0
Derivative liability	3,319,135	0

Total liabilities	8,783,114	1,913,505

Stockholders’ Equity
Preferred stock, par value $500.00 per share; 45 shares authorized and issued at December 31, 2011 and March 31, 2011	22,500	22,500
Common stock, par value $0.001 per share; 29,476,409 shares authorized and issued; at December 31, 2011 and March 31, 2011, respectively	29,525	29,503
Common stock subject to return, par value $0.001 per share; 44,254,952 shares authorized and issued; at December 31, 2011 and March 31, 2011, respectively	44,255	44,255
Additional paid-in capital	4,130,999	4,119,910
Additional paid-in capital subject to return	32,748,644	32,748,644
Statutory reserve	956,633	956,633
Retained earnings	33,156,493	30,232,764
Accumulated other comprehensive income	2,893,766	2,041,293
Total stockholders’ equity	73,982,815	70,195,502
Total liabilities and stockholders’ equity	$82,765,929	$72,109,007

CHINA YCT INTERNATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited)

				UNIT: USD$
	FOR THE THREE MONTHS		FOR THE NINE MONTHS
	ENDED		ENDED
	December 31,	December 31,	December 31,	December 31,
	2011	2010	2011	2010

Sales Revenue	$10,112,489	$9,886,824	$26,477,760	$21,301,142
Cost of Goods Sold	4,712,730	4,613,157	11,894,299	10,788,613
Gross Profit	5,399,758	5,273,667	14,583,461	10,512,529

Selling Expenses	713,694	843,458	2,505,249	1,776,853
G&A Expense	1,578,298	352,096	3,516,603	855,011
R&D Expenses	183,693	111,221	577,514	233,210
Total expense	2,475,685	1,306,775	6,599,366	2,865,074
Income from operation	2,924,074	3,966,892	7,984,095	7,647,455
Interest income (Expense)	65,818	18,273	209,953	18,273
Other income (Expense)	(3,319,135)	580,211	(3,319,135)	580,211
Profit before tax	(329,243)	4,565,376	4,874,913	8,245,939
Income tax	281,087	1,141,919	1,940,074	2,085,719

Net income	(610,330)	3,423,457	2,934,839	6,160,220
Other comprehensive income
Foreign currency translation adjustment	216,785	510,647	852,472	2,199,600
Compenhensive income	$(393,545)	$3,934,104	$3,787,311	$8,359,820

Basic and diluted income per common share
Basic and Diluted	0.00	0.12	0.04	0.21

Weighted average number of common shares outstanding
Basic and Diluted	73,780,610	29,473,902	73,780,610	29,473,902

CHINA YCT INTERNATIONAL GROUP, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(Unaudited)

CHINA YCT									UNIT: USD$
INTERNATIONAL	Preferred Stock				Additional
GROUP, INC.	Series A		Common shares		paid in	Statutory	Accumulated	Retained
	Shares	Amount	Shares	Amount	Capital	Reserve	OCI	Earnings	Total

Balance - March 31, 2011	45	$22,500	73,758,388	$73,758	$36,868,554	$956,633	$2,041,293	$30,232,764	$70,195,502
Issuance of common shares to independent directors			22,222	22	11,089				11,111
Adjustment to net income								-11,111	-11,111
Net income for the year								1,236,153	1,236,153
Foreign currency translation adjustment							219,508		219,508

Balance - June 30, 2011	45	$22,500	73,780,610	$73,780	$36,879,643	$956,633	$2,260,801	$31,457,806	$71,,651,163
Net income for the year								2,309,015	2,309,015
Foreign currency translation adjustment							416,179		416,179

Balance - September 30, 2011	45	$22,500	73,780,610	$73,780	$36,879,643	$956,633	$2,676,980	$33,766,821	$74,376,357
Net income for the year								(610,330)	(610,330)
Foreign currency translation adjustment							216,785		216,785

Balance - December 31, 2011	45	$22,500	73,780,610	$73,780	$36,879,643	$956,633	$2,893,766	$33,156,493	$73,982,815

CHINA YCT INTERNATIONAL GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(Unaudited)

		UNIT: USD$
	NINE MONTH ENDED
	December 31, 2011	December 31, 2010
Cash Flows From Operating Activities:
Net income	2,934,839	$6,160,220
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,766,390	463,077
Issue of common shares as compensation	-	19,760
Changes in operating assets and liabilities:
Inventory	(2,424,798)	197,645
Advance to suppliers
Other receivable from related parties
Accounts payable	-	(2,299,928)
Customer deposit
Taxes payable	(739,868)	278,575
Accrued expenses and other payables	7,609,478	43,005

Net cash provided by (used in) operating activities	9,146,041	4,862,354

Cash flows from investing activities:
Addition to plant and equipment	(511,491)	(563,183)
Loan repaid from (provided to) related party		-
Prepayment/deposit to Jining Tianruitong for purchasing of drug patents	4,107,691	(15,354,102)

Net cash provided by (used in) investing activities	3,596,200	(15,917,285)

Effect of exchange rate changes on cash and cash equivalents	(345,195)	1,046,836

Net increase (decrease) in cash and cash equivalents	12,397,046	(10,008,095)

Cash and cash equivalents at beginning of period	6,046,804	11,911,933

Cash and cash equivalents at ending of period	18,443,850	$1,903,839

Supplemental disclosures of cash flow information:
Cash paid during the periods for:
Interest	-	-
Income taxes	2,178,687	$2,144,058